Exhibit 99.2

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

8 June 2012

PRIMA BIOMED – CRIPTO-1 PROGRAM UPDATE

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) advises that it has terminated its preclinical development for the Cripto-1 antibody program. Prima and Bioceros B.V. (Netherlands) initiated a collaboration in 2010 to develop functional antibodies against Cripto-1. The antibodies were originally generated at, and patented by the Austin Research Institute (now Burnet Institute), in Melbourne, Australia. The antibodies and patents were licensed to Prima BioMed.

While the antibodies demonstrated strong binding capacity, they did not demonstrate tumour cell killing ability after extensive testing. Further development of the program would require re-generating new antibodies or finding a cytotoxic compound to combine with the Cripto-1 antibodies. Neither approach fits in with Prima’s strategic vision at this time.

Matthew Lehman, Prima’s Chief Operating Officer and CEO designate said: “We are disappointed by the outcome of the preclinical testing, but prompt termination of unsuccessful projects is an important part of rational product development. There are no further expenses to be incurred by Prima on the Cripto-1 program and we can refocus resources on clinical stage development of personalized bio-therapeutics such as CVacTM.”

ENDS

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

About Prima BioMed

Prima BioMed is a global biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889